

INVEST IN **OFRENDA SPIRITS MEZCAL**

Setting the Standard for Premium Mezcal with Unparalleled Quality & Exceptional Taste

ofrendaspirits.com   Wilmington, DE

Highlights

1 Explosive market: mezcal category projected to reach $3.1B by 2033 (not guaranteed).

2 Proven distribution: Secured placement in nearly 50 top Mexico City venues in our first year.

3 Built-in marketing engine: Our Aver Curations platform drove 10K+ users to 597 events in 2024.

4 Premium positioning: Artisanal wild agave + luxury artist-designed bottle commanding shelf presence.

Featured Investors



Bryan Moelke Follow

Owner of Bryan Moelke & Company

"I'm excited to be a part of Ofrenda Spirits. I wholeheartedly believe in the brand and the founders' ability to execute their goals."



Kehinde Falabi
Syndicate Lead Follow Invested $20,000 ⓘ

"As a finance executive at a leading tech company and a passionate investor, I can confidently say this is the finest mezcal I've ever tasted — unmatched in purity, flavor, and craftsmanship. I've known Jare for years, and his work ethic, vision, and respect for tradition are exceptional. From hand-selected agave to artisanal production, every bottle tells a story. With global demand for premium spirits rising, this brand is poised to set the gold standard for mezcal."

Our Team



Jare Olanitori Founder, CEO

Founded Aver Curations which has curated some of CDMX's most exclusive events (avg. 600+ attendees), built a premier event calendar with a fast-growing digital reach (597 events in 2024), and powers Ofrenda Spirits with a built-in distribution engine.



Michele Katz-Caristil Co-Founder

Co-founded Aver Curations which has curated some of CDMX's most exclusive events (avg. 600+ attendees), built a premier event calendar with a fast-growing digital reach (597 events in 2024), and powers Ofrenda Spirits with a built-in distribution engine.



Rob Weir Consultant - Compliance, Logistics & Supply Chain

CEO of Maguey Exchange with over 11 years of experience in organizational transformation, forecasting, strategy & operating model development, supply chain & network optimization, & identifying critical capabilities & capacity constraints.



Caro Griffin Advisory Board - Certified Mezcal Sommelier

Tech executive with decade-long career scaling companies.



Alex Batdorf Advisory Board - Go-To-Market Advisor

Seasoned 3X entrepreneur with a prior successful exit. Experienced in go-to-market, sales, marketing and fundraising.



Indeshaw Adenaw Advisory Board - Finance Advisor

Extensive experience in Venture Capital, Corporate Development, and Strategic Finance.



Cesar Garcia Advisory Board - Supply Chain Advisor

30+ years of automotive experience. Founded two Mezcal brands to promote Mexican Culture

Ofrenda Spirits Mezcal







To set the standard for premium quality Mezcal

& show the world the taste of exceptional Mezcal

- **No additives. No shortcuts. No compromises**

It all started with **Aver Curations**, our media, production and entertainment platform...



Aver Network

We're building a community that connects locals and travelers to the best of Mexico City—highlighting top bars, restaurants, events, and attractions—through its curated event calendar and social media platforms.

We are where the cool kids hang out

In 2024:
597 events posted
10k Users with 438% increase

Aver Entertainment

Aver Entertainment has curated some of **the best events in Mexico City**.

Pidgin y Patois
High Rollers
The Jacaranda Experience
Casa Aver

You won't find other events **that deliver the caliber of multi-sensory experiences** as those curated by Aver Entertainment

Aver Productions

Aver Productions collaborates with other event producers and wedding planners to **optimize operations and the experience** for their event goers.

Our ticketing platform is designed for use by event producers across Mexico City —broadening our reach, driving website traffic, and enhancing our consumer data collection.

...which has brought together thousands through unforgettable gatherings like *The Jacaranda Experience, Pidgin y Patois*, and *High Rollers*—averaging 600 attendees per event.



We didn't just throw parties. We built a **community**—a movement of tastemakers, artists, creatives, and dreamers who crave deeper connection and experiences.



At the center of it all was mezcal.

Our founders fell in love with the complexity, tradition, and spirit of great mezcal and how it brings people together. But as their passion grew, so did their frustration: **The most visible brands sacrificed quality for scale while others offer too many SKUs —leaving consumers confused rather than connected.**

So, we created **Ofrenda**.

Not just another mezcal—but one crafted with reverence. A

true offering. Rooted in tradition, guided by taste, and brought to life through the very community that inspired it.

Ofrenda is mezcal with purpose. A ritual. A movement. A brand born from love—for the spirit, and the people it brings together.



Every bottle is a reflection of our dedication to quality, craftsmanship, and the pursuit of perfection. From the carefully selected agave varieties to our bespoke bottles designed by local Mexican artists, every detail is a testament to our commitment to creating an unparalleled drinking experience.





Agave: Cupreata Region: Guerrero, MX
- Notes: Fruity & floral
- Grown 7-10 years
- SRP: $100 USD per 750ML bottle
- GPM: 59.78%

Agave: Coyote Region: Oaxaca, MX
- Notes: nutty & vanilla
- Grown 9-11 years
- SRP: $110 USD per 750ML bottle
- GPM: 63.71%

Agave: Tepeztate Region: Oaxaca, MX
- Notes: herbal, pepper & tobacco
- Grown 15-18 years
- SRP: $120 USD per 750 ML bottle
- GPM 64.36%

Through our network of mezcaleros, we currently have the capacity to produce 10,000 liters per month, with the infrastructure in place to scale up to 20,000 liters as demand increases. Beyond that, we've already identified additional mezcaleros to seamlessly support production once demand surpasses 20,000 liters per month.

Why Ofrenda? Because the Market Needs It.

The demand for mezcal is *booming,* expected to grow over 22% annually through 2030. But the market is highly fragmented and established brands have oversaturated the market with mass-produced espadín agave—leaving a huge gap between quality and global curiosity.



Mezcal Market Size, Suppliers, Share, Growth, Forecast to 2033

That's where Ofrenda steps in.

We are not just selling mezcal—we're curating an experience. One rooted in tradition, elevated by design, and delivered through a built-in network of tastemakers and high-impact cultural events.



The Gap Ofrenda is Filling:

- **Meeting Untapped Demand** – Fulfills the growing appetite for premium, small-batch mezcal while maintaining scalability
- **Striking Luxury Branding** – Designed by renowned local artists, Ofrenda's bold and sophisticated packaging stands out on any shelf
- **A Curated Mezcal Experience** – Showcasing three distinct varietals, each with unique flavor profiles, allowing consumers to explore the depth of authentic mezcal
- **Crafted from Rare Wild Agave** – Produced using traditional methods by Mexico's top Mezcaleros, preserving the artistry and heritage of mezcal-making



We're not launching cold—
we're scaling from a place of momentum and trust.

- Through Aver Curations, we've built a direct pipeline to sell Ofrenda at Mexico City's top events and cultural

moments.

- Which will allow us to harness the global spotlight of the 2026 World Cup in Mexico City, to elevate Ofrenda Spirits on the world stage.

- Our fast-growing event calendar and digital platforms give us ongoing marketing power to get Ofrenda in front of more consumers (597 events published in 2024).



- Secured partnerships with 4 of the top 50 bars in North America, while expanding our presence in 40+ bars and restaurants across Mexico.

- Prepping for U.S. launch by cultivating relationships with top bar & restaurant owners eager for Ofrenda's arrival

- E-commerce platform is ready to go live with fulfillment capabilities across 40 U.S. states

This is your invitation to be part of Ofrenda's story

This is more than a drink. It's a *movement*.

We're inviting you to help us take Ofrenda to the next level through this crowdfunding campaign. Your investment isn't just capital—it's fuel for giving premium, quality mezcal the global platform it deserves.

For as little as $100, you can join Ofrenda as a co-owner and own a piece of a brand that's redefining mezcal on the global stage.



& the possibilities are endless...



[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Internet and Direct Marketing Retail	1.61	10.95	15.38	1.49
Multiline Retail	0.69	6.81	17.83	1.16
Specialty Retail	0.73	4.90	8.92	1.05
Food and Staples Retailing	0.64	9.64	17.66	1.28
Beverages	**4.16**	**20.01**	**22.77**	**2.77**
Food Products	2.13	12.47	17.92	1.33
Tobacco	4.10	10.79	12.85	2.86
Household Products	3.51	17.37	20.65	3.19
Personal Products	2.28	11.07	16.61	2.89

The average EBITDA multiple for spirit acquisitions from 2006-2019 is 22x, with a median of 17x

https://seekingalpha.com/article/4360514-becle-valuation-based-on-transaction-multiples; PowerPoint Presentation (interpath.com)

There is no guarantee Ofrenda will have a similar exit, if at all.

Once we reach $50,000 in pledges we will be issuing SAFEs to all investors through our crowdfunding campaign. Investors will be receiving a SAFE with a $3.1M valuation cap for the first $50,000 investment and a $3.5M valuation cap after that.

ROI Scenarios - $1,000 investment

Valuation Cap	Ownership %	ROI	Valuation at Acquisition
$3,100,000	0.000322581	$ 6,451.61	$20,000,000
		$ 16,129.03	$50,000,000
		$ 32,258.06	$100,000,000
		$ 80,645.16	$250,000,000
		$161,290.32	$500,000,000
		$241,935.48	$750,000,000
		$322,580.65	$1,000,000,000

Forward-looking projections cannot be guaranteed.

What is a SAFE? It is a future equity agreement that gives you the right to future shares in the company.

What is a valuation cap? It sets a maximum valuation at which your investment will convert into equity in the future. It protects early investors by ensuring that if the company becomes very valuable before they convert their investment into shares, they'll still get equity at a favorable price.

- Let's say you invest **$10,000** in a startup using a SAFE with a **valuation cap of $5 million.**

- A year later, the startup raises a priced round at a **$10 million valuation.**

- Because of your valuation cap, your $10,000 converts as if the company were worth **$5 million**, not $10 million—so you get **more shares** for your money.

You can learn more about SAFEs here: <u>YC Safe Financing Documents | Y Combinator</u>